Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited)

1	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	March 31,	December 31,
As at (in millions of Canadian dollars)	2025	2024

ASSETS
Current assets
Cash and cash equivalents	$510	$220
Accounts receivable and other current assets (Note 5)	1,920	1,886
Prepaid expenses	177	182
Inventories	680	685
Regulatory assets (Note 6)	837	823
Total current assets	4,124	3,796
Other assets	1,728	1,653
Regulatory assets (Note 6)	3,830	3,808
Property, plant and equipment, net	50,240	49,456
Intangible assets, net	1,681	1,661
Goodwill	13,115	13,112
Total assets	$74,718	$73,486

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$146	$98
Accounts payable and other current liabilities	3,382	3,353
Regulatory liabilities (Note 6)	554	595
Current installments of long-term debt (Note 7)	1,353	1,990
Total current liabilities	5,435	6,036
Regulatory liabilities (Note 6)	3,775	3,696
Deferred income taxes	5,085	5,020
Long-term debt (Note 7)	32,555	31,224
Finance leases	351	343
Other liabilities	1,324	1,314
Total liabilities	48,525	47,633
Commitments and contingencies (Note 14)
Equity
Common shares (1)	15,729	15,589
Preference shares	1,623	1,623
Additional paid-in capital	6	8
Accumulated other comprehensive income	2,066	2,067
Retained earnings	4,711	4,521
Shareholders' equity	24,135	23,808
Non-controlling interests	2,058	2,045
Total equity	26,193	25,853
Total liabilities and equity	$74,718	$73,486
(1)    No par value. Unlimited authorized shares. 501.6 million and 499.3 million issued and outstanding as at March 31, 2025 and December 31, 2024, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars, except per share amounts)	2025	2024

Revenue	$3,338	$3,118

Expenses
Energy supply costs	1,040	1,009
Operating expenses	830	766
Depreciation and amortization	515	467
Total expenses	2,385	2,242
Operating income	953	876
Other income, net (Note 10)	91	73
Finance charges	370	336
Earnings before income tax expense	674	613
Income tax expense	116	101
Net earnings	$558	$512

Net earnings attributable to:
Non-controlling interests	$38	$35
Preference equity shareholders (Note 8)	21	18
Common equity shareholders	499	459
	$558	$512

Earnings per common share (Note 11)
Basic	$1.00	$0.93
Diluted	$1.00	$0.93

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

For the quarter ended March 31 (in millions of Canadian dollars)	2025	2024

Net earnings	$558	$512

Other comprehensive (loss) income
Unrealized foreign currency translation gains (1)	5	382
Other (2)	(6)	4
	(1)	386
Comprehensive income	$557	$898

Comprehensive income attributable to:
Non-controlling interests	$38	$76
Preference equity shareholders	21	18
Common equity shareholders	498	804
	$557	$898
(1)Net of hedging activities and income tax recovery of $nil and $6 million, respectively
(2)Net of income tax recovery of $2 million and expense of $1 million, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars)	2025	2024

Operating activities
Net earnings	$558	$512
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	457	409
Amortization - intangible assets	39	38
Amortization - other	19	20
Deferred income tax expense	66	30
Equity component, allowance for funds used during construction (Note 10)	(39)	(30)
Other	12	—
Change in long-term regulatory assets and liabilities	24	(80)
Change in working capital (Note 12)	77	(131)
Cash from operating activities	1,213	768

Investing activities
Additions to property, plant and equipment	(1,483)	(1,071)
Additions to intangible assets	(60)	(42)
Contributions in aid of construction	168	27
Other	(50)	(53)
Cash used in investing activities	(1,425)	(1,139)

Financing activities
Proceeds from long-term debt, net of issuance costs (Note 7)	1,035	347
Repayments of long-term debt and finance leases	(35)	(4)
Borrowings under committed credit facilities	3,058	1,904
Repayments under committed credit facilities	(3,373)	(1,737)
Net change in short-term borrowings	47	7
Issue of common shares, net of costs and dividends reinvested	25	13
Dividends
Common shares, net of dividends reinvested	(192)	(179)
Preference shares	(21)	(18)
Subsidiary dividends paid to non-controlling interests	(27)	(30)
Other	(18)	1
Cash from financing activities	499	304
Effect of exchange rate changes on cash and cash equivalents	3	11
Change in cash and cash equivalents	290	(56)
Cash and cash equivalents, beginning of period	220	625
Cash and cash equivalents, end of period	$510	$569

Supplementary Cash Flow Information (Note 12)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2024	499.3	$15,589	$1,623	$8	$2,067	$4,521	$2,045	$25,853
Net earnings	—	—	—	—	—	520	38	558
Other comprehensive loss	—	—	—	—	(1)	—	—	(1)
Common shares issued	2.3	140	—	(1)	—	—	—	139
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(27)	(27)
Dividends declared on common shares ($0.615 per share)	—	—	—	—	—	(309)	—	(309)
Dividends on preference shares	—	—	—	—	—	(21)	—	(21)
Other	—	—	—	(1)	—	—	2	1
As at March 31, 2025	501.6	$15,729	$1,623	$6	$2,066	$4,711	$2,058	$26,193

As at December 31, 2023	490.6	$15,108	$1,623	$9	$653	$4,112	$1,827	$23,332
Net earnings	—	—	—	—	—	477	35	512
Other comprehensive income	—	—	—	—	345	—	41	386
Common shares issued	2.4	124	—	—	—	—	—	124
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(30)	(30)
Dividends declared on common shares ($0.590 per share)	—	—	—	—	—	(292)	—	(292)
Dividends on preference shares	—	—	—	—	—	(18)	—	(18)
Other	—	—	—	(1)	—	—	2	1
As at March 31, 2024	493.0	$15,232	$1,623	$8	$998	$4,279	$1,875	$24,015

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2025 and 2024
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand; (ii) the impact of market conditions, particularly with respect to wholesale sales at UNS Energy; (iii) changes in the U.S. dollar-to-Canadian dollar exchange rate; and (iv) the timing and significance of regulatory decisions. Earnings for utilities in Canada and New York tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings for UNS Energy tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company, UNS Electric, Inc. and UNS Gas, Inc. ("UNS Gas").

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. Consists of non-regulated holding company expenses, as well as non-regulated long-term contracted generation assets in Belize.

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2024 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
MISO Base ROE: In October 2024, the Federal Energy Regulatory Commission ("FERC") issued an order that revised the base rate of return on common equity ("ROE") for transmission owners operating in the Midcontinent Independent System Operator, Inc. ("MISO") region, including ITC, from 10.02% to 9.98%, with a maximum ROE inclusive of incentives not to exceed 12.58%. The order also directed the payment of certain refunds, with interest, by December 2025, for the 15-month period from November 2013 through February 2015, and prospectively from September 2016. Certain MISO transmission owners, including ITC, filed a request for rehearing with FERC in November 2024, and filed an appeal of the order with the U.S. Court of Appeals for the District of Columbia Circuit ("D.C. Circuit Court") in January 2025, with particular focus on the refund period and related interest. In March 2025, FERC addressed the request for rehearing but made no changes to the order. The timing and outcome of the appeal filed with the D.C. Circuit Court is unknown.

Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding are unknown.

UNS Energy
UNS Gas General Rate Application: In November 2024, UNS Gas filed a general rate application with the Arizona Corporation Commission ("ACC") requesting an increase in gas delivery rates effective February 1, 2026. In January 2025, UNS Gas filed supplemental material proposing an annual formulaic rate adjustment mechanism following the ACC's approval of a formula rate policy statement. The timing and outcome of this proceeding are unknown.

6	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2025 and 2024
2. REGULATORY MATTERS (cont'd)

Central Hudson
2025 General Rate Application: In August 2024, Central Hudson filed a general rate application with the New York State Public Service Commission ("PSC") requesting an increase in electric and gas delivery rates effective July 1, 2025. The timing and outcome of this proceeding are unknown.

Enforcement Proceeding: Following a Show Cause Order issued in 2024, the PSC issued an order in March 2025 to commence an enforcement proceeding in connection with a gas-related explosion that occurred in November 2023. The timing and outcome of this proceeding are unknown.

FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In March 2025, the British Columbia Utilities Commission issued a decision on FortisBC's application with respect to the rate framework for 2025 through 2027. The rate framework builds upon the previous multi-year rate plan and includes, amongst other items, updates to depreciation and capitalized overhead rates, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also includes the continuation of deferral mechanisms included in the previous multi-year rate plan.

FortisAlberta
Generic Cost of Capital ("GCOC") Decision: In 2024, the Court of Appeal granted permission for FortisAlberta to appeal the Alberta Utilities Commission's ("AUC") decision on the 2024 GCOC proceeding. The appeal was based on FortisAlberta's business and regulatory risks associated with REAs located in FortisAlberta's service area. In March 2025, the Court of Appeal dismissed FortisAlberta's appeal.

Third Performance-based Rate-setting ("PBR") Term Decision: In 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. In March 2025, the Court of Appeal granted FortisAlberta permission to appeal, and a decision is expected in the first quarter of 2026.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2024 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements. The accounting policies applied herein are consistent with those outlined in the Corporation's 2024 Annual Financial Statements, except as described below.

New Accounting Policy
Income Taxes: The Corporation adopted ASU No. 2023-09, Improvements to Income Tax Disclosures, effective January 1, 2025. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. The guidance is to be applied on a prospective basis with the option to apply the standard retrospectively. The updated disclosure will be reflected in the Corporation's annual consolidated financial statements. Fortis does not expect the ASU to materially impact its disclosures.

Future Accounting Pronouncement
Expense Disaggregation: ASU No. 2024-03, Disaggregation of Income Statement Expenses, is effective for Fortis on January 1, 2027 for annual periods and on January 1, 2028 for interim periods, on a prospective basis, with retrospective application and early adoption permitted. The ASU requires detailed disclosure of certain expense categories included on the consolidated statements of earnings, including energy supply costs, operating expenses, and depreciation and amortization expense. Fortis is assessing the impact on its disclosures.

7	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2025 and 2024
4. SEGMENTED INFORMATION

Fortis' President and Chief Executive Officer is considered the chief operating decision maker ("CODM") for purposes of reviewing segment performance. Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by the CODM in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders, and this measure is used consistently in the evaluation of actual segment performance as well as in the Corporation’s business plan and forecasting processes.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2025 and 2024.

As of March 31, 2025, accounts receivable included $23 million due from Belize Electricity (December 31, 2024 - $18 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at March 31, 2025 and December 31, 2024, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three months ended March 31, 2025 and 2024.

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Quarter ended March 31, 2025
Revenue	631	680	473	645	201	153	546	3,329	9	—	3,338
Energy supply costs	—	259	157	222	—	53	349	1,040	—	—	1,040
Operating expenses	163	194	186	106	50	36	69	804	26	—	830
Depreciation and amortization	121	108	40	89	76	20	59	513	2	—	515
Operating income	347	119	90	228	75	44	69	972	(19)	—	953
Other income, net	21	18	20	11	1	1	8	80	11	—	91
Finance charges	130	42	25	40	33	20	22	312	58	—	370
Income tax expense	54	14	20	43	6	4	9	150	(34)	—	116
Net earnings	184	81	65	156	37	21	46	590	(32)	—	558
Non-controlling interests	34	—	—	—	—	—	4	38	—	—	38
Preference share dividends	—	—	—	—	—	—	—	—	21	—	21
Net earnings attributable to common equity shareholders	150	81	65	156	37	21	42	552	(53)	—	499

Additions to property, plant and equipment and intangible assets	509	289	99	337	140	34	134	1,542	1	—	1,543

As at March 31, 2025
Goodwill	8,829	1,988	649	913	231	235	270	13,115	—	—	13,115
Total assets	27,634	15,096	6,395	10,263	6,227	2,842	5,885	74,342	389	(13)	74,718

Quarter ended March 31, 2024
Revenue	550	755	375	561	197	146	527	3,111	7	—	3,118
Energy supply costs	—	326	122	162	—	49	350	1,009	—	—	1,009
Operating expenses	136	206	171	95	47	33	63	751	15	—	766
Depreciation and amortization	109	98	30	84	69	22	53	465	2	—	467
Operating income	305	125	52	220	81	42	61	886	(10)	—	876
Other income, net	28	12	14	9	2	2	8	75	(2)	—	73
Finance charges	113	35	18	39	33	20	24	282	54	—	336
Income tax expense	51	14	11	44	5	4	7	136	(35)	—	101
Net earnings	169	88	37	146	45	20	38	543	(31)	—	512
Non-controlling interests	31	—	—	—	—	—	4	35	—	—	35
Preference share dividends	—	—	—	—	—	—	—	—	18	—	18
Net earnings attributable to common equity shareholders	138	88	37	146	45	20	34	508	(49)	—	459

Additions to property, plant and equipment and intangible assets	357	214	89	202	128	27	95	1,112	1	—	1,113

As at March 31, 2024
Goodwill	8,310	1,870	611	913	228	235	258	12,425	—	—	12,425
Total assets	24,960	13,235	5,562	9,422	5,976	2,755	5,354	67,264	392	(72)	67,584

8	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2025 and 2024
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses, which is recorded in accounts receivable and other current assets, changed as follows.

($ millions)	2025	2024
Quarter ended March 31
Balance, beginning of period	(78)	(68)
Credit loss expense	(7)	(8)
Credit loss deferral	(5)	(11)
Write-offs, net of recoveries	13	19
Foreign exchange	—	(1)
Balance, end of period	(77)	(69)

See Note 13 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2024 Annual Financial Statements. A summary follows.

	As at
	March 31,	December 31,
($ millions)	2025	2024
Regulatory assets
Deferred income taxes	2,255	2,248
Deferred energy management costs	599	591
Rate stabilization and related accounts	466	453
Employee future benefits	245	235
Deferred lease costs	151	142
Derivatives	142	175
Deferred restoration costs	131	133
Manufactured gas plant site remediation deferral	82	82
Generation early retirement costs	63	66
Renewable natural gas account	56	58
Other regulatory assets	477	448
Total regulatory assets	4,667	4,631
Less: Current portion	(837)	(823)
Long-term regulatory assets	3,830	3,808

Regulatory liabilities
Future cost of removal	1,769	1,728
Deferred income taxes	1,351	1,329
Employee future benefits	437	459
Rate stabilization and related accounts	207	208
Renewable energy surcharge	156	155
Energy efficiency liability	88	88
Alberta Electric System Operator charges deferral	51	58
Electric and gas moderator account	50	61
Other regulatory liabilities	220	205
Total regulatory liabilities	4,329	4,291
Less: Current portion	(554)	(595)
Long-term regulatory liabilities	3,775	3,696

9	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2025 and 2024
7. LONG-TERM DEBT

	As at
	March 31,	December 31,
($ millions)	2025	2024
Long-term debt	32,201	31,189
Credit facility borrowings	1,901	2,216
Total long-term debt	34,102	33,405
Less: Deferred financing costs and debt discounts	(194)	(191)
Less: Current installments of long-term debt	(1,353)	(1,990)
	32,555	31,224

Significant Long-Term Debt Issuances		Interest
Year-to-date March 31, 2025	Month	Rate			Use of
($ millions, except as noted)	Issued	(%)	Maturity	Amount	Proceeds
UNS Energy
Unsecured senior notes	February	5.90	2055	US 300	(1) (2) (3)
Fortis
Unsecured senior notes	March	4.09	2032	600	(1) (3)
(1)    Repay credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes

In April 2025, Central Hudson issued US$20 million of 10-year, 5.61% senior notes, US$30 million of 15-year, 5.81% senior notes and US$20 million of 20-year, 6.01% senior notes. Proceeds were used to repay credit facility borrowings and for general corporate purposes.

In December 2024, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. Fortis re-established the at-the-market equity program ("ATM Program") pursuant to the short-form base shelf prospectus, which allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until January 10, 2027. As at March 31, 2025, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	March 31,	December 31,
($ millions)	Utilities	and Other	2025	2024
Total credit facilities	4,371	1,947	6,318	6,342
Credit facilities utilized:
Short-term borrowings (1)	(146)	—	(146)	(98)
Long-term debt (including current portion) (2)	(1,313)	(588)	(1,901)	(2,216)
Letters of credit outstanding	(81)	(22)	(103)	(102)
Credit facilities unutilized	2,831	1,337	4,168	3,926
(1)    The weighted average interest rate was 5.2% (December 31, 2024 - 6.1%).
(2)    The weighted average interest rate was 4.7% (December 31, 2024 - 4.6%). The current portion was $1,253 million (December 31, 2024 - $1,860 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.8 billion of the total credit facilities are committed with maturities ranging from 2025 through 2029.

See Note 14 in the 2024 Annual Financial Statements for a description of the credit facilities as at December 31, 2024.

In April 2025, FortisAlberta increased its operating credit facility from $250 million to $300 million and extended the maturity to April 2030.

In April 2025, the Corporation extended the maturity on its unsecured US$250 million non-revolving term credit facility to May 2026. The facility is repayable at any time without penalty.

8. PREFERENCE SHARES

On June 1, 2025, the annual fixed dividend per share for the First Preference Shares, Series H will reset from $0.4588 to $1.0458 for the five-year period up to but excluding June 1, 2030.

10	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2025 and 2024
9. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2025	2024	2025	2024
Quarter ended March 31
Service costs	18	18	6	6
Interest costs	43	40	8	7
Expected return on plan assets	(54)	(55)	(7)	(6)
Amortization of actuarial gains	(4)	—	(6)	(4)
Regulatory adjustments	(1)	—	2	—
Net benefit cost	2	3	3	3

Defined contribution pension plan expense for the three months ended March 31, 2025 was $19 million (three months ended March 31, 2024 - $17 million).

10. OTHER INCOME, NET

($ millions)	2025	2024
Quarter ended March 31
Equity component, allowance for funds used during construction	39	30
Non-service component of net periodic benefit cost	19	18
Gain (loss) on derivatives, net	13	(5)
Interest income	12	16
Equity income	6	5
Other	2	9
	91	73

11. EARNINGS PER COMMON SHARE

	2025			2024
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended March 31
Basic EPS	499	500.3	1.00	459	491.6	0.93
Potential dilutive effect of stock-based compensation	—	0.3		—	0.2
Diluted EPS	499	500.6	1.00	459	491.8	0.93

12. SUPPLEMENTARY CASH FLOW INFORMATION

($ millions)	2025	2024
Quarter ended March 31
Change in working capital
Accounts receivable and other current assets	(24)	(65)
Prepaid expenses	5	(2)
Inventories	4	30
Regulatory assets - current portion	(4)	92
Accounts payable and other current liabilities	133	(187)
Regulatory liabilities - current portion	(37)	1
	77	(131)

11	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2025 and 2024
12. SUPPLEMENTARY CASH FLOW INFORMATION (cont'd)

($ millions)	2025	2024
Non-cash financing activity
Common share dividends reinvested	115	111

As at March 31
Non-cash investing activities
Accrued capital expenditures	539	433
Contributions in aid of construction	12	10

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas price curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at March 31, 2025, unrealized losses of $142 million (December 31, 2024 - $175 million) were recognized as regulatory assets and unrealized gains of $26 million (December 31, 2024 - $41 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information. Gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three months ended March 31, 2025, gains of $31 million were recognized in revenue (three months ended March 31, 2024 - gains of $36 million).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash and/or share settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $130 million and terms up to three years expiring at varying dates through January 2028. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three months ended March 31, 2025, unrealized gains of $10 million were recognized in other income, net (three months ended March 31, 2024 - unrealized losses of $3 million).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through September 2027 and have a combined notional amount of US$513 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three months ended March 31, 2025, unrealized gains of $1 million were recognized in other income, net (three months ended March 31, 2024 - unrealized losses of $3 million).

12	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2025 and 2024
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Interest Rate Contracts
ITC has entered into 5-year interest rate swap contracts with a combined notional value of US$305 million which will be used to manage interest rate risk associated with forecasted debt issuances. Fair value was measured using a discounted cash flow method based on secured overnight financing rates ("SOFR"). Unrealized gains and losses associated with the changes in fair value are recognized in other comprehensive income, and will be reclassified to earnings as a component of interest expense over the life of the debt. No unrealized gains or losses were recorded in other comprehensive income for the three months ended March 31, 2025.

Subsequent to March 31, 2025, ITC entered into additional interest rate swap contracts with a notional value of US$175 million to manage interest rate risk associated with forecasted debt issuances, increasing the total notional amount of interest rate swaps outstanding to US$480 million. These contracts are expected to qualify for cash flow hedge accounting treatment.

Cross-Currency Interest Rate Swaps
The Corporation holds cross-currency interest rate swaps, maturing in 2029, to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation has designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the foreign net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on SOFR. During the three months ended March 31, 2025, unrealized losses of $4 million were recorded in other comprehensive income (three months ended March 31, 2024 - unrealized losses of $13 million).

Recurring Fair Value Measures
The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at March 31, 2025
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	76	—	76
Energy contracts not subject to regulatory deferral (2)	—	36	—	36
Total return swaps(2)	—	20	—	20
Other investments (4)	267	—	—	267
	267	132	—	399
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(192)	—	(192)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
Foreign exchange contracts and cross-currency interest rate swaps (5)	—	(47)	—	(47)
	—	(242)	—	(242)
As at December 31, 2024
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	63	—	63
Energy contracts not subject to regulatory deferral (2)	—	7	—	7
Total return swaps and interest rate contracts (2)	—	16	—	16
Other investments (4)	150	—	—	150
	150	86	—	236
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(197)	—	(197)
Energy contracts not subject to regulatory deferral (5)	—	(2)	—	(2)
Foreign exchange contracts and cross-currency interest rate swaps (5)	—	(45)	—	(45)
	—	(244)	—	(244)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts
(4)UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. The fair value of these investments is included in cash and cash equivalents and other assets, with gains and losses recognized in other income, net
(5)Included in accounts payable and other current liabilities or other liabilities

13	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2025 and 2024
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Posted/(Received)	Net Amount
As at March 31, 2025
Derivative assets	112	(42)	15	85
Derivative liabilities	(195)	42	—	(153)

As at December 31, 2024
Derivative assets	70	(30)	15	55
Derivative liabilities	(199)	30	—	(169)

Volume of Derivative Activity
As at March 31, 2025, the Corporation had various energy contracts that will settle on various dates through 2030. The volumes related to electricity and natural gas derivatives are outlined below.

		As at
	March 31,		December 31,
	2025		2024
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	295		774
Electricity power purchase contracts (GWh)	811		430
Gas swap contracts (PJ)	231		236
Gas supply contracts (PJ)	148		105
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	5,500		1,499
Gas swap contracts (PJ)	2		3
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as its distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable since the suspension of collection efforts initially required in response to the COVID-19 pandemic. Central Hudson continues to contact customers regarding past-due balances and collection efforts continue to expand. Under its regulatory framework, Central Hudson can defer uncollectible write-offs above the amounts collected in customer rates for future recovery.

UNS Energy, Central Hudson, FortisBC Energy, and Fortis may be exposed to credit risk in the event of non-performance by counterparties to derivative contracts. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $105 million as at March 31, 2025 (December 31, 2024 - $117 million).

14	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2025 and 2024
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at March 31, 2025, US$2.2 billion (December 31, 2024 - US$2.2 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$12.8 billion (December 31, 2024 - US$12.6 billion) unhedged. Exchange rate fluctuations associated with the net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at March 31, 2025, the carrying value of long-term debt, including current portion, was $34.1 billion (December 31, 2024 - $33.4 billion) compared to an estimated fair value of $32.3 billion (December 31, 2024 - $31.3 billion).

14. COMMITMENTS AND CONTINGENCIES

There were no material changes in commitments and contingencies from that disclosed in the Corporation's 2024 Annual Financial Statements.

15	FORTIS INC.	MARCH 31, 2025 QUARTER REPORT